FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(ENDESA CHILE)

A publicly held limited liability stock company (Sociedad Anónima Abierta)

Securities Register No. 0114

NOTICE OF ORDINARY SHAREHOLDERS' MEETING

In accordance with article 63 of Law No. 18,046, I inform you that the Board of Directors of Empresa Nacional de Electricidad S.A. agreed to call for the Ordinary Shareholders’ Meeting for April 26, 2011 at 11:00 a.m. at the Espacio Riesco Convention Center, located at Avda. El Salto 5,000, Huechuraba, Santiago.

The Ordinary Shareholders' Meeting will have the purpose to acknowledge and resolve the following matters:

1.  Approval of the Annual Report, Financial Statements and Report of the External Auditors and Inspectors of Accounts for the year ended December 31, 2010;

2.   Approval of Profits and Dividends Distribution;

3.  Information of the Company’s dividends policy and procedure for dividends distribution;

4.  Approval of the Investment and Financing Policy proposed by the Board of Directors;

5.   Setting the compensation of the Board of Directors;

6.  Setting the compensation of the Directors’ Committee and the approval of their budget for the year 2011;

7.  Information on the Directors’ Committee Annual Report;

8.  Appointment of an external auditing firm for 2011, governed by Chapter XXVIII of the Securities Market Law 18,045;

9. Election of two Account Inspectors and their alternates, and setting their compensation;

10.  Information regarding agreements adopted by the Board of Directors to approve transactions ruled by article 146 of the Chilean Companies Act;

11. Other matters of social interest and competence of the Meeting.

Sincerely yours,

Joaquín Galindo Vélez

CHIEF EXECUTIVE OFFICER

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 9, 2011